Exhibit 4.13
Alcon Inc.
Deferred Bonus Stock Plan
Adopted on April 9, 2019

Amended on February 4, 2020

TABLE OF CONTENTS
1Definitions and Interpretation    3
1.1Definitions    3
1.2Interpretation    4
2Purpose of the Plan    5
3Shares Subject to the Plan    5
3.1Shares Subject to the Plan    5
3.2Lapsed Awards    5
4Determination of Deferred Bonus Stock Awards    6
4.1STI Equity Awards    6
4.2Voluntary Deferral Awards    6
4.3Decisions Relating to Deferred Bonus Stock Awards    6
4.4Determining the number of Shares subject to a Deferred Bonus Stock Award    6
5Settlement of Restricted Stock Units    7
5.1Settlement of Restricted Stock Units    7
6Termination of Employment    7
6.1Treatment of Unvested Voluntary Deferral Awards    7
6.2Treatment of Unvested STI Equity Awards    7
6.3Termination of Employment Due to Special Circumstances    8
6.4Forfeiture of Awards on Joining a Competitor    8
6.5Leave of Absence    8
6.6Assignments and Transfers    9
7Corporate Events    9
8Amendment and Termination of the Plan    9
9Applicable Law    9
10Pension Treatment    9
Schedule 110
1Application of this Schedule    10
2Consequences of Vesting — Restricted Stock Units    10
3Code Section 409A    10
Schedule 212

1Application    12
2Short Term Incentive Equity Award    12
3Voluntary Deferral Awards    12
4Termination of Employment    12

1	Definitions and Interpretation
1.1    Definitions
In this Plan, unless the context otherwise requires, the following words and expressions will have the following meanings:

Award	an award granted under this Plan in such form and pursuant to such terms and conditions as the Board will determine.

Board	the Company’s Board of Directors or, to the extent permitted by Applicable Law, the Board’s delegate(s).

Company	Alcon Inc. or any of its subsidiaries, as applicable.

Compensation Ordinance
The ordinance of the Swiss Federal Council against excessive compensation in listed companies (in German “Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften” or later implementing legislation.

Deferred Bonus Stock Award	Awards granted under this Plan collectively, and defined as STI Equity Awards and Voluntary Deferral Awards.

Eligible Employee	any employee or group of employees of the Company or any director, including, but not limited to members of the Executive Committee and the Company’s key executives, as the Board shall determine.

Long Term Incentive Plan	The rules of the Long Term Incentive Plan established by the Board on April 9, 2019, as may be amended and in effect from time to time.

Participant	An Eligible Employee who is selected by the Board to participate in the Plan as set forth herein, as may be amended and in effect from time to time.

Plan	The Alcon AG Deferred Bonus Stock Plan as set forth herein, as may be amended and in effect from time to time.

Restricted Stock Award (RSA)	An award of Shares subject to restrictions in accordance with the Plan.

Restricted Stock Unit (RSU)	A right to receive Shares or cash under the Plan.

Retirement
the Termination of Employment after having attained age 55 or older and having completed at least 10 years of Service provided that if required by Applicable Law, an alternative definition may be used.

Rules	The rules of the Plan (including all Schedules).

Schedule	A supplement to the Rules.

Short Term Incentive (STI) Award	An award made under the Short Term Incentive Plan.

STI Equity Award	An award granted under this Plan that is made as a result of receiving a portion of the Participant’s STI Award in equity, pursuant to 3.7.5 of the Alcon Short Term Incentive Plan.

Short Term Incentive Plan	The rules of the cash based Short Term Incentive Plan established by the Board on April 9, 2019, which operates in conjunction with this Plan.

Voluntary Deferral Award	a Deferred Bonus Stock Award which is made as a result of Voluntary Deferral of Short Term Incentive Award pursuant to Rule 3.8 of the Alcon Short Term Incentive Plan and Section 4.2 of this Plan.

1.2    Interpretation
Unless the context requires otherwise:
(a)    words importing the singular include the plural and vice versa;
(b)    the word “includes” is not a word of limitation;
(c)    the masculine includes the feminine and vice versa;
(d)    headings and boldings are for convenience only and do not affect the interpretation of these Rules;
(e)    references to a person will include bodies corporate and unincorporated and any successors or assignees;
(f)    reference to any enactment or statutory provision will be construed to include a reference to that enactment or provision as from time to time amended, re-enacted or replaced and will include any subordinate legislation made under the enactment; and
(g)    any reference to writing or written form will include any legible format capable of being reproduced on paper, irrespective of the medium used.
Each provision in these Rules is entirely separate and independent from the other provisions. If any provision is found to be invalid, it will be deemed never to have been part of these Rules and this will not affect the validity or enforceability of any of the remaining provisions of this Plan.

2	Purpose of the Plan
The purpose of the Deferred Bonus Stock Plan (the “Plan”) is to attract and retain highly qualified associates, and to obtain from each the best possible performance in order to achieve particular business objectives established for Company by its Board or the Board’s delegates.
These Rules set out the terms upon which the Plan is operated and are the terms of the contract relating to an Award between the Company and the Participants who are granted Awards by the Board at its sole discretion.
Where an Award is made to a Participant who is resident in or otherwise subject to a particular jurisdiction or employee group covered by a Schedule to these Rules or where an Award is designated as a particular Award type covered by a Schedule to these Rules, the provisions of the relevant Schedule modify the Rules.
Unless otherwise provided herein or determined otherwise by the Board, all provisions of the Long Term Incentive Plan shall apply to Awards granted under this Plan. Accordingly, and for the avoidance of doubt, the Board shall have the same powers and authority with respect to this Plan as the Board has under the Long Term
Incentive Plan, including the powers and authority set forth in rules 11 and 12 of the
Long Term Incentive Plan. In addition, any capitalized terms used in this Plan but not defined in this Plan shall have the meaning ascribed to them in the Long Term Incentive Plan.
No Award under this Plan, whether an STI Equity Award or a Voluntary Deferral Award, can be a duplication of any amount under the Short Term Incentive Plan, the Long Term Incentive Plan or any other plan maintained by the Company. Accordingly, if any amount is or becomes subject to the terms of this Plan, the Participant shall not be entitled to receive a duplicate payment of the same amount under any other plan maintained by the Company.

3	Shares Subject to the Plan
3.1    Shares Subject to the Plan. Subject to the provisions of Rule 8 of the Long Term Incentive Plan, the maximum aggregate number of Shares that may be issued under the Plan is 1,500,000 Shares. The Shares may be authorized, but unissued, or Shares reacquired by the Company. Notwithstanding the foregoing, subject to the provisions of Rule 8 of the Long Term Incentive Plan, in no event shall the maximum aggregate number of Shares that may be issued under the Plan exceed the number set forth in this Rule 3 plus, to the extent allowable under Applicable Law, any Shares that again become available for issuance pursuant to lapsed awards as set forth below.
3.2    Lapsed Awards. To the extent an Award should be forfeited for any reason without having been settled in full, the unissued Shares that were subject thereto shall, unless the Plan shall have been terminated, continue to be available under the Plan for issuance pursuant to future Awards. Shares issued under the Plan and that are later forfeited to the Company due to the failure to vest or reacquired by the Company at the original purchase price paid to the Company for the Shares (including, without limitation, upon forfeiture to or repurchase by the Company in connection with a Participant’s Termination of Employment) shall again be available for future grant under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan.

4	Determination of Deferred Bonus Stock Awards
4.1    STI Equity Awards
Participants who, in accordance with Rule 3.7.5 of the Alcon Short Term Incentive Plan, receive an STI Equity Award will be granted that award in the form of a Deferred Bonus Stock Award, and may also elect to defer such STI Equity Award in the manner determined by the Board.
4.2    Voluntary Deferral Awards
Participants who, in accordance with Rule 3.8 of the Alcon Short Term Incentive Plan, elect under this Plan to defer any cash portion of a Short Term Incentive Award will be provided a type of Deferred Bonus Stock Award referred to as a Voluntary Deferral Award, Such a Voluntary Deferral Award (and the Deferred Stock Bonus Award that corresponds to such Voluntary Deferral Award) are 100% vested under this Plan
4.3    Decisions Relating to Deferred Bonus Stock Awards
In respect of any Deferred Bonus Stock Award, the Board will determine in its sole discretion:

(a)	Whether the Deferred Bonus Stock Award is in respect of Restricted Stock Awards or Restricted Stock Units;

(b)	Where relevant, whether or not the Deferred Bonus Stock Award will carry Dividend Equivalents and, if so, the form of such Dividend Equivalents;

(c)	The latest date by which the Participant must complete a form of acceptance of a Deferred Bonus Stock Award;

(d)	If the Deferred Bonus Stock Award is not comprised of Restricted Stock Awards or Restricted Stock Units, the form, terms and conditions of any such Deferred Bonus Stock Award;
(e)    The Vesting Date or Vesting Dates and any conditions to which the Award is subject;

(f)	Whether or not participants are able to elect the deferred distribution of shares as a result of RSU vesting, and if so the duration of such deferred distribution;
(g)    Whether the Participant is required to sell sufficient Shares to meet Taxation; and
(h)    Which, if any, Schedules to the Plan will apply to the Award.
4.4    Determining the number of Shares subject to a Deferred Bonus Stock Award
In order to determine the number of Shares subject or linked to a Deferred Bonus Stock Award, the Board will:
(a)    Divide the relevant cash sum by the closing Market Value (at closing of relevant Stock Exchange) of a Share at Grant Date and then, where necessary, round down to the nearest whole Share; or
(b)    Apply such other method as the Board may determine in its sole discretion from time to time.

5	Settlement of Restricted Stock Units
5.1    Settlement of Restricted Stock Units.
5.1.1     STI Equity Awards. For an STI Equity Award, unless otherwise provided by the Board and to the extent permitted by Applicable Law, as soon as practicable following the earlier of (i) the normally scheduled Vesting Date(s) or (ii) a Termination of Employment due to death or Disability and in no event later than 60 days following the applicable event, the Company shall transfer the number of Shares (or pay or procure to be paid a cash sum if the Board has determined that the RSUs will be settled in cash) in respect of which the Award has Vested to the Participant. The foregoing settlement provisions shall apply even in the event of a Termination of Employment due to special circumstances as specified in Rule 6.3.

5.1.2    Voluntary Deferral Awards. For a Voluntary Deferral Award, no later than 60 days following the applicable settlement date pursuant to the deferral election made under this Plan applicable to such Voluntary Deferral Award, the Company shall transfer the number of Shares subject to the Deferred Bonus Stock Award that corresponds to such Voluntary Deferral Award (or pay or procure to be paid a cash sum if the Board has determined that the RSUs will be settled in cash).

5.1.3    Notwithstanding the foregoing, if the Participant elects to defer settlement of such Deferred Stock Bonus Award pursuant to a deferral election permitted under this Plan, such transfer of Shares (or payment in cash, if applicable) shall instead occur pursuant to such deferral election and no later than 60 days following the applicable settlement date chosen by the Participant pursuant to such deferral election, to the extent the Participant is Vested in the relevant Deferred Stock Bonus Award on such deferred settlement date.

6	Termination of Employment
6.1    Treatment of Unvested Voluntary Deferral Awards
If a Participant terminates Employment for any reason, any Voluntary Deferral Awards will remain 100% Vested.
6.2    Treatment of Unvested STI Equity Awards
Any unvested STI Equity Award at the time the Participant Terminates Employment for any reason, other than special circumstances defined in Rule 6.3, will be forfeited on the day the Participant Terminates Employment, unless stipulated otherwise by the Board or under Applicable Law.
Notwithstanding any other part of this Rule 6, the Board may, in its discretion with no obligation to do so, allow (on such terms as the Board decides) a greater proportion of an STI Equity Award to Vest and/or to accelerate the time at which Vesting occurs.
6.3    Termination of Employment Due to Special Circumstances
6.3.1    If a Participant Terminates Employment for any of the reasons listed below any unvested STI Equity Awards will not be forfeited at the time of the Participant’s Termination of Employment and will continue to Vest:

(a)    Garden Leave;
(b)    Retirement;
(c)    Termination of Employment by the Participant’s employer (whether or not by notice) other than for misconduct or poor performance;
(d)    Termination of Employment as a result of mutual agreement;
(e)    The Participant’s employer ceases to be a subsidiary of the Company;
(f)    The business for which the Participant works is transferred to a person which or who is not a member of the Company;
(g)    any other reason if the Board so decides.
The Board may determine in the case of Termination of Employment for the reasons specified in Rule 6.3.1(e) or 6.3.1(f) that some or all of the Awards held by relevant Participants will be exchanged in accordance with Rule 8.2 of the Long Term Incentive Plan. For the avoidance of doubt, such continued Vesting will not be conditioned on a release of claims against the Company unless the Board provides otherwise.
6.3.2    If a Participant terminates Employment for either of the reasons listed below, any unvested STI Equity Awards will not be forfeited at the time of the Participant’s Termination of Employment and will Vest immediately:

(a)    Death
(b)    Disability
6.4    Forfeiture of Awards on Joining a Competitor. To the extent permitted by Applicable Law, in the event that the Participant, in the period commencing on termination and ending immediately following the relevant Vesting Date, becomes an employee or director of (or otherwise provides services to) a Competitor then all STI Equity Awards held by that Participant will be immediately forfeited.
6.5    Leave of Absence. A Participant who is on an approved leave of absence will be deemed to remain in Employment until any date on which the Participant indicates that he will not be returning to work or otherwise leaves Employment on a permanent basis. At the time of any such notification or if the Participant otherwise terminates Employment on a permanent basis, the Participant’s Employment will be treated as having terminated and the Participant’s Award will be dealt with accordingly under the Plan.
6.6    Assignments and Transfers. If a Participant is sent on an international assignment or is transferred to another entity within the Company, this will not be considered as Termination of Employment under the Plan. The treatment of assignments and transfers is subject to the rules of the Alcon Compensation Guidelines.

7	Corporate Events
See Rule 8 of the Long Term Incentive Plan for purposes of determining vesting upon a Change of Control prior to the Vesting Date of an STI Equity Award.

8	Amendment and Termination of the Plan
The Board may at any time change the Plan (including amending or adding Schedules to the Plan) in any way. The Board will give notice of any changes to any Participant. The Board may terminate the Plan at any time. Termination will not affect existing Deferred Bonus Stock Awards.

9	Applicable Law
This Plan and all Awards granted under it will be governed by and construed in accordance with the laws of Switzerland, under express exclusion of any provisions of conflict of laws.
The Board may resolve conclusively all questions of fact or interpretation concerning the Plan and has the authority to resolve any dispute of any kind that arises under or in connection with the Plan. In the event a dispute escalates to require resolution by a court, the dispute will exclusively be resolved by the Courts of Fribourg, Switzerland.

10	Pension Treatment
Subject to the terms and conditions of each applicable pension plan for which the calculation is made, any amount deferred under this Plan, and any payment made under this Plan, may be taken into account for the purposes of calculating pension contributions, except to the extent taking such amount or payment into account would be duplicative in such calculations of (i) the portion of the Short Term Incentive Award issued as an STI Equity Award or (ii) the amount that constitutes a Voluntary Deferral into an award under this Plan.
Schedule 1
United States
1    Application of this Schedule
When Deferred Bonus Stock Awards under the Plan are to be granted, the Board may determine that this Schedule applies, in which case such Awards will be subject to all the provisions of the Alcon AG Deferred Bonus Stock Plan save as modified below.
Shares subject to the Deferred Bonus Stock Awards under the Plan are intended to be registered under the United States Securities Act of 1933.
2    Consequences of Vesting — Restricted Stock Units
Rule 5 shall also include the following language as Rule 5.1.3:
“If this 60-day period crosses two calendar years, the Participant shall not be permitted to determine the year of payment. If the Board determines that a release of claims shall be required to earn any payment, the payment shall be made in the second year. In the case of United States participants such Termination of Employment must constitute a “separation from service” under US Code Section 409A.”
3    Code Section 409A
Notwithstanding anything under the Plan to the contrary, to the extent applicable, it is intended that the Plan as it applies to Participants will comply with the provisions of Code Section 409A and the Plan and all applicable Deferred Bonus Stock Awards be construed and applied in a manner consistent with this intent. In furtherance thereof, in the case of United States participants, Termination of Employment must constitute a “separation from service” under US Code Section 409A.” In addition, any amount constituting a “deferral of compensation” under Treasury Regulation Section 1.409A-1(b) that is payable to a Participant upon a separation from service of the Participant (within the meaning of Treasury Regulation Section 1.409A-1(h)) (other than due to the Participant’s death), occurring while the Participant will be a “specified employee” (within the meaning of Treasury Regulation Section 1.409A-1(i)) of the Company (as limited by Code Sections 414(b), (c), (m) and (o)), will not be paid until the earlier of:

(a)	The date that is six months following such separation from service; or

(b)	The date of the Participant’s death following such separation from service.
Notwithstanding any provision of the Plan to the contrary, to the extent that a Deferred Bonus Stock Award constituting a “deferral of compensation” subject to Code Section 409A will be deemed to be vested or restrictions lapse upon the occurrence of a Change of Control, and if such Change of Control does not constitute a “change in control event” (as defined in Treasury Regulation Section 1.409A-3(i)), then even though such Award may be deemed to be vested or restrictions lapse, payment will only be made to the extent necessary to comply with the provisions of Code Section 409A, to the United States participant on the earliest of:

(a)	The Participant’s separation from service, the date payment otherwise would have been made pursuant to the regular payment terms of the Award; or

(b)	The Participant’s death.
Schedule 2
Alcon DBSP Plan Switzerland
1    Application
When Awards under the Plan are to be granted, the Board may determine that this Schedule applies, in which case such Awards shall be subject to all the provisions of the Plan save as modified below.
2    Short Term Incentive Equity Award
Under this Schedule 2, Participants who, in accordance with Rule 3.7.5 of the Alcon Short Term Incentive Plan, receive a portion of any Short Term Incentive Award in the form of Equity (Equity STI Award) have the choice to receive such an award in the form of either:

(a)	Restricted Stock Award; or

(b)	Restricted Stock Unit.
The Board may determine that any Equity STI Award in the form of Restricted Stock Awards or Restricted Stock Units may be subject to a Mandatory Blocking Period.
Furthermore, the Board may offer Participants an Additional Blocking Period for Restricted Stock Awards after the expiry of the Mandatory Blocking Period.
The blocking choices and the terms of the blocking will be determined by the Board from time to time.
3    Voluntary Deferral Awards
Participants who in accordance with Rule 4.2 receive a proportion of the gross amount payable in respect of an Short Term Incentive Award in the form of a Voluntary Deferral Award under this Schedule 2, will not have the right to choose between Restricted Stock Awards or Restricted Stock Units and will always receive their Voluntary Deferral Award in the form of Restricted Stock Awards.

1.	The Board may determine that any Voluntary Deferral Award in the form of Restricted Stock Awards may be subject to a Mandatory Blocking Period.

2.	Furthermore, the Board may offer Participants an Additional Blocking Period for Restricted Stock Awards after the expiry of the Mandatory Blocking Period.

3.	The blocking choices and the terms of the blocking will be determined by the Board from time to time.
4    Termination of Employment
If a participant Terminates, the following Rules will apply with regards to any outstanding Blocking Periods:

(a)	If a Participant Terminates Employment as a result of his death or Disability, all Mandatory and Additional Blocking Periods will cease to apply immediately.

(b)	If a Participant Terminates Employment for any reason other than death or Disability all Mandatory and Additional Blocking Periods will continue to apply.

(c)
If, for any reason, a blocking period is lifted and terminates to apply with regard to a Restricted Stock Award, the reduced taxation on the discounted tax value ceases to apply and the Participant will immediately be taxed in respect of the difference. Special rules may apply in case a participant at the time of the unblocking is no longer employed under a Swiss employment contract.